Catasys, Inc.

11601 Wilshire Boulevard, Suite 1100

Los Angeles, CA 90025

(310) 444-4300

April 19, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

Re:	Catasys, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 31, 2017
File No. 333-216007

Dear Mr. Reynolds:

On behalf of Catasys, Inc. (the “Company”), and in connection with the Company’s Registration Statement on Form S-1 (333-216007) (the “Registration Statement”), as discussed during a conversation between Messrs. Jonathan Burr and David Link of the Securities and Exchange Commission and Cliff M. Silverman of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) on April 19, 2017, the last reported sale price for the Company’s common stock of $1.61 per share that is listed on the cover page of the Registration Statement (the “Cover Price”) differs from the last reported sale price for the Company’s common stock of $9.66 that is listed on page 25 of the Registration Statement because the Cover Price was not adjusted to reflect the 1:6 reverse stock split of the Company’s common stock that will be effected in connection with this offering.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Cliff M. Silverman, Esq. of Mintz at (212) 692-6723.

Yours truly,

CATASYS, INC.

Per:	/s/ Terren S. Peizer
Terren S. Peizer
Chief Executive Officer